                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                         For the month of February 2007




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X           Form 40-F
                   -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                     No   X
             -----                  -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BANCOLOMBIA S.A.
                                     (Registrant)




Date: February 13, 2007           By  /s/ JAIME ALBERTO VELASQUEZ B.
                                      ------------------------------
                                  Name:   Jaime Alberto Velasquez B.
                                  Title:  Vice President of Finance

                                                                          CIB
                                                                        LISTED
[BANCOLOMBIA LOGO]                                                       NYSE
--------------------------------------------------------------------------------

             UNCONSOLIDATED NET INCOME OF PS 31,638 MILLION FOR THE

                             MONTH OF JANUARY 2007*


MEDELLIN, COLOMBIA, FEBRUARY 13, 2007


BANCOLOMBIA reported unconsolidated net income of Ps 31,638 million during the past month of January.

During January, total net interest income, including investment securities amounted to Ps 124,067 million. Additionally, total net fees and income from services totaled in the month Ps 53,272 million.

Total assets amounted to Ps 26.30 trillion, total deposits totaled Ps 17.37 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.45 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.61% as of January 31, 2007, and the level of allowance for past due loans was 135.65%.

The income tax provision increased because the Tax Reform approved during 2006 became effective and because the fiscal credits that the Bank had until such year are no longer available.


MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in January 2007 was as follows: 21.1% of total deposits, 20.2% of total net loans, 19% of total savings accounts, 21.7% of total checking accounts and 13.2% of total time deposits.








*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.


--------------------------------------------------------------------------------
CONTACTS
SERGIO RESTREPO        JAIME A. VELASQUEZ       MAURICIO BOTERO
EXECUTIVE VP           FINANCIAL VP             IR MANAGER
TEL.: (574) 5108668    TEL.: (574) 5108666      TEL.: (574) 5108866

                                                                      CIB
(BANCOLOMBIA LOGO)                                                  LISTED
                                                                     NYSE



BANCOLOMBIA S.A.                                                                                                    Growth
BALANCE SHEET                                                            As of                                    Jan07/Dec06
(Ps Millions)                                           Jan-06           Dec-06          Jan-07                $               %
                                                      ----------       ----------       ----------         --------         -------
ASSETS
Cash and due from banks                                1.464.108        1.378.410        1.379.329              919           0,07%
Overnight funds sold                                      44.774          552.522          225.111         -327.411         -59,26%
TOTAL CASH AND EQUIVALENTS                             1.508.882        1.930.932        1.604.440         -326.492         -16,91%
                                                      ----------       ----------       ----------         --------         -------
DEBT SECURITIES                                        6.640.538        4.514.991        4.545.663           30.672           0,68%
Trading                                                4.188.329        2.112.434        2.175.646           63.212           2,99%
Available for Sale                                     1.339.522        1.249.498        1.237.926          -11.572          -0,93%
Held to Maturity                                       1.112.687        1.153.059        1.132.091          -20.968          -1,82%
EQUITY SECURITIES                                        876.498          876.283          894.940           18.657           2,13%
Trading                                                    8.303            2.478            2.490               12           0,48%
Available for Sale                                       868.195          873.805          892.450           18.645           2,13%
Market value allowance                                   -59.924          -44.437          -44.458              -21           0,05%
NET INVESTMENT SECURITIES                              7.457.112        5.346.837        5.396.145           49.308           0,92%
                                                      ----------       ----------       ----------         --------         -------
Commercial loans                                       9.907.866       13.511.829       13.302.274         -209.555          -1,55%
Consumer loans                                         2.064.461        2.669.962        2.702.960           32.998           1,24%
Small business loans                                     113.243           91.078          112.106           21.028          23,09%
Mortgage loans                                         1.467.114        1.376.436        1.491.166          114.730           8,34%
Allowance for loans and financial leases losses         -567.891         -606.810         -620.701          -13.891           2,29%
NET TOTAL LOANS AND FINANCIAL LEASES                  12.984.793       17.042.495       16.987.805          -54.690          -0,32%
                                                      ----------       ----------       ----------         --------         -------
Accrued interest receivable on loans                     153.232          197.655          191.017           -6.638          -3,36%
Allowance for accrued interest losses                     -8.375           -8.288           -8.654             -366           4,42%
NET TOTAL INTEREST ACCRUED                               144.857          189.367          182.363           -7.004          -3,70%
                                                      ----------       ----------       ----------         --------         -------
Customers' acceptances and derivatives                   134.206          166.438          157.695           -8.743          -5,25%
Net accounts receivable                                  241.340          355.054          266.119          -88.935         -25,05%
Net premises and equipment                               335.999          370.070          367.036           -3.034          -0,82%
Foreclosed assets                                         28.776           16.567           14.681           -1.886         -11,38%
Prepaid expenses and deferred charges                     23.498           26.261           32.147            5.886          22,41%
Goodwill                                                  49.071           40.164           37.859           -2.305          -5,74%
Other                                                    242.310          464.118          475.378           11.260           2,43%
Reappraisal of assets                                    672.400          735.445          780.444           44.999           6,12%
                                                      ----------       ----------       ----------         --------         -------
TOTAL ASSETS                                          23.823.244       26.683.748       26.302.112         -381.636          -1,43%
                                                      ----------       ----------       ----------         --------         -------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                   3.184.831        4.937.964        4.137.238         -800.726         -16,22%
Checking accounts                                      2.867.395        4.475.036        3.761.672         -713.364         -15,94%
Other                                                    317.436          462.928          375.566          -87.362         -18,87%
                                                      ----------       ----------       ----------         --------         -------
INTEREST BEARING                                      11.126.369       13.806.018       13.235.170         -570.848          -4,13%
Checking accounts                                        281.577          352.211          307.216          -44.995         -12,78%
Time deposits                                          3.113.501        3.481.386        3.428.377          -53.009          -1,52%
Savings deposits                                       7.731.291        9.972.421        9.499.577         -472.844          -4,74%
                                                      ----------       ----------       ----------         --------         -------
TOTAL DEPOSITS                                        14.311.200       18.743.982       17.372.408       -1.371.574          -7,32%
Overnight funds                                          709.843          837.663        2.027.843        1.190.180         142,08%
Bank acceptances outstanding                              59.824           62.168           57.385           -4.783          -7,69%
Interbank borrowings                                   2.056.058        1.010.340          967.049          -43.291          -4,28%
Borrowings from domestic development banks             1.006.928          717.669          681.491          -36.178          -5,04%
Accounts payable                                         578.979          746.176          488.188         -257.988         -34,57%
Accrued interest payable                                 130.837          118.838          121.087            2.249           1,89%
Other liabilities                                        334.220          268.124          257.492          -10.632          -3,97%
Bonds                                                  1.175.579          702.256          678.379          -23.877          -3,40%
Accrued expenses                                         175.727           99.267          205.589          106.322         107,11%
                                                      ----------       ----------       ----------         --------         -------
TOTAL LIABILITIES                                     20.539.195       23.306.483       22.856.911         -449.572          -1,93%
                                                      ----------       ----------       ----------         --------         -------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                           363.914          363.914          363.914                0           0,00%
                                                      ----------       ----------       ----------         --------         -------
RETAINED EARNINGS                                      1.647.712        1.811.308        1.842.946           31.638           1,75%
Appropiated                                            1.598.679        1.228.943        1.811.308          582.365          47,39%
Unappropiated                                             49.033          582.365           31.638         -550.727         -94,57%
                                                      ----------       ----------       ----------         --------         -------
REAPPRAISAL AND OTHERS                                 1.208.972        1.194.210        1.239.320           45.110           3,78%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES          63.451            7.833             -979           -8.812        -112,50%
                                                      ----------       ----------       ----------         --------         -------
Total shareholder's equity                             3.284.049        3.377.265        3.445.201           67.936           2,01%
Total liabilities and shareholder's equity            23.823.244       26.683.748       26.302.112         -381.636          -1,43%

[BANCOLOMBIA LOGO]                                              CIB
                                                               LISTED
                                                                NYSE










BANCOLOMBIA S.A.                                                                  GROWTH                              GROWTH
INCOME STATEMENT                                               ACCUMULATED        ANNUAL             MONTH            ANNUAL
(Ps Millions)                                              JAN-06      JAN-07        %         DEC-06     JAN-07         %
----------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                         139.306     175.750      26,16%    189.775     175.750      -7,39%
Interest on investment securities                          51.443      14.612     -71,60%     31.886      14.612     -54,17%
Overnight funds                                             1.981       3.836      93,64%      4.162       3.836      -7,83%
TOTAL INTEREST INCOME                                     192.730     194.198       0,76%    225.823     194.198     -14,00%
----------------------------------------------------------------------------------------------------------------------------
Interest expense
Checking accounts                                             685       1.752     155,77%        939       1.752      86,58%
Time deposits                                              16.551      19.201      16,01%     16.747      19.201      14,65%
Savings deposits                                           20.082      28.708      42,95%     30.956      28.708      -7,26%
TOTAL INTEREST ON DEPOSITS                                 37.318      49.661      33,08%     48.642      49.661       2,09%
----------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                        8.982       5.151     -42,65%      5.512       5.151      -6,55%
Borrowings from domestic development banks                  5.167       3.914     -24,25%      4.047       3.914      -3,29%
Overnight funds                                             2.877       6.629     130,41%      4.516       6.629      46,79%
Bonds                                                       7.945       4.776     -39,89%      4.933       4.776      -3,18%
TOTAL INTEREST EXPENSE                                     62.289      70.131      12,59%     67.650      70.131       3,67%
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                       130.441     124.067      -4,89%    158.173     124.067     -21,56%
Provision for loan and accrued interest losses, net       (18.258)    (13.049)    -28,53%      1.700     (13.049)   -867,59%
Recovery of charged-off loans                               7.141       4.999     -30,00%      5.049       4.999      -0,99%
Provision for foreclosed assets and other assets           (1.362)     (1.225)    -10,06%      2.407      (1.225)   -150,89%
Recovery of provisions for foreclosed assets and
other assets                                                1.358       5.077     273,86%     12.996       5.077     -60,93%
----------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                      (11.121)     (4.198)    -62,25%     22.152      (4.198)   -118,95%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                               119.320     119.869       0,46%    180.325     119.869     -33,53%
----------------------------------------------------------------------------------------------------------------------------
Commissions from banking services and other services        4.671       6.182      32,35%      9.726       6.182     -36,44%
Electronic services and ATM's fees, net                     6.960       5.894     -15,32%      7.271       5.894     -18,94%
Branch network services, net                                4.099       7.961      94,22%      9.184       7.961     -13,32%
Collections and payments fees, net                          5.145       7.967      54,85%      8.507       7.967      -6,35%
Credit card merchant fees, net                                822       2.665     224,21%        977       2.665     172,77%
Credit and debit card fees, net                            19.635      20.442       4,11%     16.425      20.442      24,46%
Checking fees, net                                          4.599       5.352      16,37%      5.914       5.352      -9,50%
Check remittance, net                                         927         866      -6,58%        837         866       3,46%
International operations, net                               1.676       2.788      66,35%      2.575       2.788       8,27%
TOTAL FEES AND OTHER SERVICE INCOME                        48.534      60.117      23,87%     61.416      60.117      -2,12%
----------------------------------------------------------------------------------------------------------------------------
Other fees and service expenses                            (5.516)     (6.845)     24,09%    (13.322)     (6.845)    -48,62%
TOTAL FEES AND INCOME FROM SERVICES, NET                   43.018      53.272      23,84%     48.094      53.272      10,77%
----------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                 (3.103)      5.889    -289,78%    (20.474)      5.889    -128,76%
Forward contracts in foreign currency                      11.633      (5.449)   -146,84%     29.518      (5.449)   -118,46%
Gains on sales of investments on equity securities             --         856           *     (3.408)        856    -125,12%
Gains on sale of mortgage loan                                 --          --           *      2.720          --           *
Dividend income                                                24          29      20,83%         --          29           *
Communication, rent payments and others                       129         132       2,33%        115         132      14,78%
TOTAL OTHER OPERATING INCOME                                8.683       1.457     -83,22%      8.471       1.457     -82,80%
----------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                              171.021     174.598       2,09%    236.890     174.598     -26,30%
OPERATING EXPENSES
Salaries and employee benefits                             42.857      47.339      10,46%     53.086      47.339     -10,83%
Bonus plan payments                                         2.087       2.270       8,77%      1.885       2.270      20,42%
Compensation                                                  149       2.917    1857,72%      2.022       2.917      44,26%
Administrative and other expenses                          51.577      56.975      10,47%     75.699      56.975     -24,73%
Deposit security, net                                       4.272       3.527     -17,44%      4.113       3.527     -14,25%
Donation expenses                                              13          42     223,08%     20.968          42     -99,80%
Depreciation                                                6.916       5.958     -13,85%      9.584       5.958     -37,83%
TOTAL OPERATING EXPENSES                                  107.871     119.028      10,34%    167.357     119.028     -28,88%
----------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                       63.150      55.570     -12,00%     69.533      55.570     -20,08%
Merger expenses                                             3.103       5.602      80,53%        889       5.602     530,15%
Goodwill amortization                                       1.887       2.305      22,15%      2.304       2.305       0,04%
NON-OPERATING INCOME (EXPENSE)
Other income                                                3.518       6.976      98,29%     21.093       6.976     -66,93%
Other expense                                              (3.775)     (6.657)     76,34%    (12.618)     (6.657)    -47,24%
TOTAL NON-OPERATING INCOME                                   (257)        319    -224,12%      8.475         319     -96,24%
INCOME BEFORE INCOME TAXES                                 57.903      47.982     -17,13%     74.815      47.982     -35,87%
Income tax expense                                         (8.870)    (16.344)     84,26%      6.435     (16.344)   -353,99%
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                 49.033      31.638     -35,48%     81.250      31.638     -61,06%
----------------------------------------------------------------------------------------------------------------------------